GRUPO MODELO, S.A.B. DE C.V.

April 8, 2008

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

dlw 4/17

Enclosure[s] :
Call for the Annual General Ordinary Shareholders' Meeting of Grupo Modelo, S.A.B. de C.V., to be held on April 21, 2008.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

GRUPO MODELO, S.A.B. DE C.V.

MEETING CALL

By resolution of the Board of Directors of GRUPO MODELO, S.A.B. DE C.V., the Company's Shareholders´ are hereby convened to attend the Annual General Ordinary Shareholders´ Meeting to be held on April 21, 2008, at 1:00 pm, in Salón Constelaciones "C", Nikko Hotel, located at Campos Eliseos No. 204, Colonia Polanco, C.P.11560, Mexico City, in order to discuss the matters contained in the following:

AGENDA

I. Board of Directors' report regarding the fiscal year ended on December 31, 2007, in terms of Article 28 section IV of the Market and Securities Law (*Ley del Mercado de Valores*) and other related governing regulations. Resolutions in such regard.

II. Proposals regarding the application of results, including the payment of a cash dividend. Resolutions in such regard.

III. Report regarding the situation of the fund destined for stock buyback, and proposal, and approval if applicable, of the maximum amount of funds that may be used for stock buyback during fiscal year 2008. Resolutions in such regard.

IV. Compensation to the Proprietary and Alternate members of the Board of Directors, Secretary, and Alternate Secretary of the Company. Resolution in such regard.

V. Appointment or ratification, as the case may be, of the Proprietary or Alternate members of the Board of Directors of the Company; as well as the Secretary and Alternate Secretary of the Company. Resolutions in such regard.

VI. Appointment or ratification, as the case may be, of the members of the Executive Committee of the Company. Resolutions in such regard.

VII. Appointment or ratification, as the case may be, of the Presidents of the Audit Committee and the Corporate Practices Committee of the Company. Resolutions in such regard.

VIII. Appointment of special delegates to formalize and execute the resolutions adopted in this Meeting.

In order to be able to attend the Meeting, the shareholders shall deposit in the Company's "Torre Acuario" offices, located at Javier Barros Sierra No. 555, 6th floor, Colonia Zedec Santa Fé, Delegación Álvaro Obregón, C.P. 01210, México, City, no later than April 17, 2008, the share certificates or the deposit receipts issued by a national or foreign financial institution, or by the S. D. Indeval, S.A. de C. V., Institución para el Depósito de Valores. Upon receipt of the aforementioned documents, an admission pass will be issued to such shareholders registered in the Company's Shares Registry Book. Such admission pass shall be handed over in order to attend the Meeting.

The stock brokers are reminded to present a list containing the name, domicile, nationality, and number of shares owned by the shareholders they represent.

México City, April 3, 2008.

[Illegible Signature]

Margarita Hugues Vélez,
Secretary of the Board of Directors

END